================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------
                          SCHEDULE TO (AMENDMENT # 1)
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------
                           E.W. BLANCH HOLDINGS, INC.
                       (Name of Subject Company (Issuer))

                         BARREL ACQUISITION CORPORATION
                            BENFIELD GREIG GROUP PLC
                      (Names of Filing Persons (Offerors))

                              -------------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR
                         PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                              -------------------
                                   093210102
                     (Cusip Number of Class of Securities)

                             TIMOTHY  BURTON, ESQ.
                               COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 909-6000

                           CALCULATION OF FILING FEE

          TRANSACTION VALUATION                         AMOUNT OF FILING FEE
      NA per General Instruction D                  NA per General Instruction D

     [ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: .............................................   N/A
Form or Registration No.: ...........................................   N/A
Filing Party: .......................................................   N/A
Date Filed: .........................................................   N/A

     [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
     [ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
     [ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
     [ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

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

Benfield Greig Obtains Shareholder Commitment Required for Acquisition of E.W.
------------------------------------------------------------------------------
Blanch
------

LONDON and DALLAS, April 23 /PRNewswire Interactive News Release/ --Benfield Greig Group plc ("Benfield Greig"), the leading U.K. based independent reinsurance intermediary, and E.W. Blanch Holdings, Inc. (NYSE: EWB) ("E.W. Blanch"), a leading U.S. provider of integrated risk management and distribution services, announced today that Benfield Greig has obtained irrevocable agreements from certain of its shareholders, representing more than 75% of its issued share capital, to vote in favor of certain resolutions required for its proposed acquisition of E.W. Blanch to proceed. The affirmative votes of these shareholders will be sufficient to pass the necessary resolutions.

Benfield Greig and E.W. Blanch announced last week that they had entered into a merger agreement under which Benfield Greig will acquire all of the outstanding shares of E.W. Blanch for USD 13.50 per share in cash, or approximately USD 179 million (GBP 123 million).

Under the terms of the merger agreement, a wholly owned subsidiary of Benfield Greig will commence a tender offer for all of the outstanding shares of E.W. Blanch at the purchase price of USD 13.50 per share in cash no later than April 30, 2001. The tender offer is scheduled to expire 20 business days after commencement unless extended and is subject to financing and other customary terms and conditions including receipt of all antitrust and other regulatory approvals. Following the completion of the tender offer, Benfield Greig will acquire any remaining publicly held shares of E.W. Blanch at the offer price of USD 13.50 through a merger transaction.

For further information:

For Benfield Greig Group:            For E.W. Blanch:
David Haggie                         Andrew Brimmer
Haggie Financial                     Joele Frank, Wilkinson Brimmer Katcher
Tel:  + 44 20 7417 8989              Tel:  + 1 212 355 4449 (extn 111)
Mobile:  + 44 7768 332486            Email:  ahb@joelefrank.com
Email:  david@haggie.co.uk                   ------------------
        ------------------

For Benfield Greig US:
Howard Liszt
Benfield Greig US
Tel:  + 1 612 626 2031
Email:  HLiszt@mr.net
        -------------

Lexicon Partners Limited and Bear, Stearns & Co. Inc. which are Regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Benfield Greig Group plc in connection with the merger and for no one else and will not be responsible to anyone other than Benfield Greig Group plc for providing the protections afforded to customers of Lexicon Partners Limited and Bear, Stearns & Co. Inc. or for providing advice in relation to the merger.

This announcement has been approved by Lexicon Partners Limited and Bear, Stearns & Co. Inc. for the purposes of Section 57 of the Financial Services
Act 1986.

This announcement does not constitute an offer or invitation to purchase any securities. Any such offer will only be made in documents to be published in due course and any such purchase should be made solely on the basis of information contained in those documents.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, many of which are outside the control of E.W. Blanch Holdings, Inc. and, accordingly, actual results may differ materially. E.W. Blanch Holdings, Inc.'s Form 10-K filed with the SEC includes a discussion of these risk factors and is incorporated herein by reference.

THE TENDER OFFER WILL BE MADE ONLY THROUGH DEFINITIVE TENDER OFFER DOCUMENTS, WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO THE STOCKHOLDERS OF E.W. BLANCH HOLDINGS, INC. E.W. BLANCH HOLDINGS, INC. STOCKHOLDERS SHOULD READ THE TENDER OFFER DOCUMENTS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. FOLLOWING COMPLETION OF THE TENDER OFFER, BENFIELD GREIG GROUP PLC WILL ACQUIRE ANY REMAINING PUBLICLY HELD SHARES OF E.W. BLANCH HOLDINGS, INC. AT THE OFFER PRICE OF USD
13.50 THROUGH A MERGER TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BENFIELD GREIG GROUP PLC AND E.W. BLANCH HOLDINGS, INC. AT THE SEC'S WEBSITE AT http://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO
------------------
BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO BENFIELD GREIG GROUP PLC.

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